Exhibit 99.1

Collaboration Agreement Signed Between Eco Wave Power and The Israeli Ministry of Defense and The Israeli Navy

Stockholm, August 17, 2021 –Today, Eco Wave Power Global AB (publ)  (Nasdaq: WAVE, Nasdaq First North: ECOWVE) (“Eco Wave Power”) is pleased to announce that it has entered into a collaboration agreement with the Procurement Administration in the Israeli Ministry of Defense for the Israeli Navy (the “Navy”), to examine the feasibility of installing the Eco Wave Power technology in the Bases of the Navy.

According to the terms of the agreement, Eco Wave Power will immediately begin the procurement and deployment of wave measuring systems to collect extended wave data, in one to three potential locations in the Navy bases, while the Navy will secure all permits for the deployment of the wave measuring equipment.

The Navy’s specialized diving team will install the measurement equipment in the territorial waters of the Navy’s bases. At the end of the measurement period, Eco Wave Power will share the information collected with the Navy, which, in turn, will test the applicability of the technology in line with the prevailing waves in the selected sites. Then, Eco Wave Power and the Navy will jointly analyze the results, and create energy production forecasts, based on such analysis.

Upon identifying the most suitable locations for the installation, and provided that the technology is found to be feasible for the proposed locations, the Navy and Eco Wave Power will use their best efforts to work towards the next step of the collaboration, which is the potential deployment of the Eco Wave Power technology for production of clean electricity for the Navy bases.

Inna Braverman, Chief Executive Officer of Eco Wave Power stated: “We are very pleased to announce this collaboration with the Israeli Ministry of Defense and the Israeli Navy, who are global leaders in cutting-edge technologies. This is an extremely important collaboration as it indicates the potential for future contracts with navy bases worldwide, which can become significant participants in the global fight against climate change, while representing a new market segment for wave power.”

About Eco Wave Power Global AB (publ)

Eco Wave Power Global (“EWPG”) is a leading onshore wave energy technology company that developed a patented, smart and cost-efficient technology for turning ocean and sea waves into green electricity. EWPG’s mission is to assist in the fight against climate change by enabling commercial power production from ocean and sea waves.

EWPG is recognized as a “Pioneering Technology” by the Israeli Ministry of Energy and was labelled as an “Efficient Solution” by the Solar Impulse Foundation. EWPG’s project in Gibraltar has received funding from the European Union Regional Development Fund and the European Commission’s Horizon 2020 framework program. The company has also received the “Climate Action Award” from the United Nations.

EWPG’s common shares (ECOWVE) are traded on Nasdaq First North and EWPG’s ADSs (WAVE) are traded on the Nasdaq Capital Market.

FNCA is the company’s Certified Advisor (+46 8-528 00 399, info@fnca.se).

Read more about Eco Wave Power at: www.ecowavepower.com.

Information on, or accessible through, the website mentioned above does not form part of this press release.

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, EWPG is using forward-looking statements when it discusses collaboration agreement with the Israeli Navy, including the terms of the agreement, the potential deployment of the Eco Wave Power technology for production of clean electricity for the Navy bases, and the potential for future contracts with navy bases worldwide. These forward-looking statements and their implications are based on the current expectations of the management of EWPG only, and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. Except as otherwise required by law, EWPG undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. More detailed information about the risks and uncertainties affecting EWPG is contained under the heading “Risk Factors” in EWPG’s Registration Statement on Form F-1 filed with the SEC, which is available on the SEC’s website, www.sec.gov.

For more information, please contact:

Inna Braverman, CEO
inna@ecowavepower.com
+97235094017

Aharon Yehuda, CFO
Aharon@ecowavepower.com